News Release
AMEX, TSX Symbol: NG

 NovaGold Provides Update on Donlin Creek Gold Project in Alaska

September 30, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today released a project update with additional drill results from the 2008 Donlin Creek drill programs.

Highlights

  Drill holes average 130 meters of mineralization grading 3.58 g/t gold
  Donlin Creek remains open to expansion laterally and at depth
  East Acma drilling highlights expansion of broad zones of higher grade mineralization
  Preferred project design selected — feasibility study targeted to be complete Q1-2009

Donlin Creek 2008 Drill Results

Additional assay results from the 2008 Donlin Creek program continue to be received by the Donlin Creek LLC. Just over 13,000 meters of exploration development drilling have now been completed in the 2008 Phase 2 program. Total exploration and development drilling in 2008 now totals over 32,000 meters. Drilling in the Phase 2 program includes some additional holes in the East Acma structural zone as well as some select infill holes in the Lewis and Akivik areas. Exploration drilling has also targeted the potential for oxide/non-refractory mineralization on the project. Full assays are still pending from additional drilling from this season's program.

Highlights from recently received assays include:(1)

East Acma

  DC08-1705 intersected 266.6 meters of 2.64 g/t gold in 14 mineralized intervals
  DC08-1708 intersected 208.3 meters of 3.26 g/t gold in 15 mineralized intervals
  DC08-1709 intersected 65.4 meters of 6.14 g/t gold in 7 mineralized intervals
  DC08-1710 intersected 332.7 meters of 3.83 g/t gold in 13 mineralized intervals
  DC08-1715 intersected 112.9 meters of 3.97 g/t gold in 6 mineralized intervals

Lewis and Akivik

  DC08-1706 intersected 22.0 meters of 5.03 g/t gold in 3 mineralized intervals
  DC08-1716 intersected 115.8 meters of 3.15 g/t gold in 11 mineralized intervals
  DC08-1719 intersected 107.6 meters of 4.25 g/t gold in 10 mineralized intervals
  DC08-1764 intersected 30.0 meters of 2.84 g/t gold in 2 mineralized intervals
  DC08-1765 intersected 42.3 meters of 3.22 g/t gold in 3 mineralized intervals

(1) Composites constructed from assays at a 1.0 g/t gold cutoff grade and a maximum of 4 meters of internal dilution. The true width of these composites has not yet been determined, but are believed to be representative of intervals reported. Several of the holes released in this press release have additional mineralized intervals which were excluded as they still require final QA/QC confirmation. A complete set of 2008 drill results is available at the NovaGold website (www.novagold.net).

“These additional drill results continue to demonstrate that Donlin is truly one of the world's largest gold deposits with considerable potential to expand known resources,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “We are particularly encouraged by the grades and widths of mineralization encountered at the East Acma and other target areas on the project.”

In June 2008, NovaGold reported an updated resource estimate for the Donlin Creek project. The resource base increased to 31.7 million ounces of measured and indicated gold resources grading approximately 2.5 grams per tonne with an additional 4.2 million ounces of inferred gold resources (see news release from 10 June 2008). Previously reported drilling at the East Acma target indicated significant potential for expansion of higher-grade mineralization beyond the current resource pit boundary. The results of drilling released in this press release and shown on Figure 1, demonstrate that the broad zone of higher-grade mineralization at East Acma continues at least an additional 500 meters to the east of the current pit-constrained resource along the Donlin Creek anticline, an important ore-controlling structure. Many of the drill holes from the East Acma area reported grade times thickness values from 200 to over 1,200 gram-meters, intercepting mineralization both below and beyond the current pit limit and highlighting the potential to further increase the Donlin Creek resource base (see the attached Figure 1).

Follow-up drilling in an area of historical work completed by Placer Dome, has also been encouraging with broad zones of stockwork quartz veining and traces of visible native gold encountered in an area of a large surface gold target that is open to further expansion. Historical results include DC97-392 with two mineralized intervals: 64 meters of 2.8 g/t Au and 97.9 meters of 3.0 g/t Au. Additional soil sampling this season has further expanded the area of surface gold mineralization in several directions. Results from this historical drilling indicate the potential for oxide/non-refractory gold mineralization.

Feasibility Study on Target for Q1-2009

The Donlin Creek LLC, a limited liability company owned 50% each by NovaGold and Barrick Gold U.S. Inc., a wholly-owned subsidiary of Barrick Gold Corporation, selected a preferred project design for the Donlin Creek project in June and plans to complete a feasibility study by Q1-2009. The Donlin Creek project is expected to have a throughput design of approximately 50,000 tonnes per day using onsite diesel and wind cogeneration for power. Using this design, Donlin Creek would operate for more than 20 years and potentially produce 1 to 1.5 million ounces of gold annually. Permitting would start in early 2009 with construction targeted for 2012.

About the Donlin Creek Project

NovaGold owns a 50% interest in the Donlin Creek deposit in an agreement with Barrick (50%). Located in southwestern Alaska, Donlin Creek is one of the world’s largest undeveloped gold deposits. As currently envisioned, the mine would be developed as a high-tonnage open-pit operation. NovaGold and Barrick are moving forward cooperatively to maximize the value of the Donlin Creek deposit by advancing the project through feasibility and permitting while bringing sustainable economic benefits to the Native Alaskan Corporations and local communities in the region.

A rigorous quality control and quality assurance protocol was used on the project, including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. The drill program and sampling protocol was managed by Barrick, as were assay quality control and quality assurance standards. Kevin Francis, P.Geo., Resource Manager for NovaGold, who is a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”) has reviewed the results of Barrick’s drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards. The technical information contained in this press release was verified by, and is the responsibility of, Kevin Francis.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with mineral properties in Alaska and Western Canada. Gold production has started at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Contacts

Greg Johnson
Vice President, Strategic Development

Don MacDonald
Senior Vice President and CFO

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding anticipated completion of feasibility studies, potential results of drilling and assays, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Estimates of reserves and resources are also forward-looking statements in that they involve estimates of the mineralization that would be encountered, based on interpretation of drilling results and certain assumptions, if a deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of the Rock Creek property and other properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update forward looking statements of management beliefs, opinions, projections, or other factors should they change.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

Queen
Akivik
Vortex
Aurora
Lewis
S. Lewis
East Acma
Acma
2007-08 East Acma Drilling
Drill holes DC08-1686, DC08-1687, DC08-1688, DC08-1689
DC08-1690, DC08-1691, DC08-1692, DC08-1693, DC08-1694
DC08-1695, DC08-1696, DC08-1697, DC08-1699, DC08-1701
DC08-1702, DC08-1703, DC08-1704, DC08-1705, DC08-1706,
DC08-1707, DC08-1708, DC08-1709, DC08-1710, DC08-1711
DC08-1712, DC08-1713, DC08-1714, DC08-1715, DC08-1716
and DC08-1719
Grade Thickness Map
2008 DH Gold Composites
Au (g/t) x meters
0 to 50
50 to 100
100 to 200
200 to 400
400+
2007 DH Gold Composites
Au (g/t) x meters
0 to 50
50 to 100
100 to 200
200 to 400
400+
2008 drill hole pending assay results
Pre-2007 drill hole (grade thickness not shown)
DC06 US$750 pit – Donlin Creek LLC
NovaGold
Donlin Creek Project
September 2008
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